UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.  7  )*

Encision Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

29254Q104
(CUSIP Number)

Vern D. Kornelsen CMED Partners LLLP 4605 South Denice Drive Englewood, CO 80111 (303) 796-9192
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 19, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D CUSIP No. 29254Q104	Encision Inc.

1	NAMES OF REPORTING PERSONS
Vern D. Kornelsen

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
3,270,470

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
3,270,470

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,270,470

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
28.29%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

Schedule 13D CUSIP No. 29254Q104	Encision Inc.

1	NAMES OF REPORTING PERSONS
CMED Partners LLLP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Colorado

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
3,196,249

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
3,196,249

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,196,249

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
27.65%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

Schedule 13D CUSIP No. 29254Q104	Encision Inc.

Item 1.  Security and Issuer.

This Schedule 13D is filed with respect to shares of Common Stock, No Par Value ("Common Stock"), of Encision Inc., a Colorado corporation (hereinafter "Encision" or the "Company"). The Company's principal executive office is located at 6797 Winchester Circle, Boulder, Colorado 80301.

Item 2.  Identity and Background.

(a), (b) and (c).  This Schedule 13D is being filed by Vern D. Kornelsen ("Kornelsen"), whose residence address is 4605 South Denice Drive, Englewood, Colorado 80111. The principal occupation of Kornelsen is a self-employed investor.

This Schedule 13D is also being filed on behalf of CMED Partners LLLP ("CMED") whose principal business consists of acquiring, owning, selling and otherwise dealing in the shares of capital stock, warrants, notes and other securities of Encision and other entities identified by Kornelsen as appropriate investments for CMED.  CMED's principal office is located at 4605 South Denice Drive, Englewood, Colorado 80111.

A joint filing agreement is attached as Exhibit A.

(d) and (e).  Neither Kornelsen nor CMED has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of a competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f). Kornelsen is a citizen of the United States of America.  CMED is organized under the laws of the State of Colorado.

Item 3.  Source or Amount of Funds or Other Consideration.

On December 19, 2018, CMED purchased 875,000 common shares directly from the Company in a private placement transaction.

The price paid by CMED was $0.40 per share.

The source of funds for CMED was the proceeds of a capital call on the partners of CMED.

Item 4.  Purpose of Transaction.

Except as described in Item 3, neither Kornelsen nor CMED has any present plans or proposals that relate to or would result in any transaction, event or action of the type described in paragraphs (a) through (j) of Item 4.  Kornelsen and CMED, however, reserve the right to adopt such plans or proposals in the future, subject to applicable regulatory requirements, if any.

Schedule 13D CUSIP No. 29254Q104	Encision Inc.

Item 5.  Interest in Securities of the Issuer.

(a) For the purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act"), Kornelsen beneficially owns 3,270,470 shares of Common Stock which constitute 28.29% of the outstanding and issued Common Stock of the Company. For the purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act"), CMED beneficially owns 3,196,249 shares of Common Stock which constitutes 27.65% of the outstanding and issued Common Stock of the Company.

(b) Kornelsen owns 74,221 shares of the Company's Common Stock individually and has sole voting and dispositive power with respect to those shares. As the General Partner of CMED, Kornelsen has sole power to direct the vote and disposition of another 3,196,249 shares of the Company's Common Stock.

Although Kornelsen is general partner of CMED, Kornelsen, pursuant to Rule 13d-4 under the Act, he declares that the filing of this schedule shall not be construed as an admission he is, for the purposes of Sections 13(d) and 13(g) of the Act, the beneficial owner of the Company's Common Stock owned by CMED except as expressly stated herein. Kornelsen further disclaims the existence of a "group" within the meaning of Section 12(d)(3) of the Act as there is no agreement amongst Kornelsen or CMED to act together for the purposes of acquiring, holding, voting or disposing of the Company's Common Stock.

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7.  Material to Be Filed as Exhibits.

See Joint Filing Agreement attached as Exhibit A hereto.

Schedule 13D CUSIP No. 29254Q104	Encision Inc.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 21, 2018

/s/ Vern D. Kornelsen
Vern D. Kornelsen

/s/ Vern D. Kornelsen
Vern D. Kornelsen
General Partner, CMED Partners LLLP

Schedule 13D CUSIP No. 29254Q104	Encision Inc.

EXHIBIT A
To
SCHEDULE 13D

Vern D. Kornelsen
and
CMED Partners LLLP

Pursuant to Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934, as amended, Vern D. Kornelsen, a Colorado resident, and CMED Partners LLLP, a Colorado limited liability limited partnership, hereby agree that the preceding Schedule 13D is being filed on behalf of each of them.

IN WITNESS WHEREOF, the parties hereto have duly executed this agreement on this 21 day of December, 2018.

/s/ Vern D. Kornelsen
Vern D. Kornelsen

/s/ Vern D. Kornelsen
Vern D. Kornelsen
General partner, CMED Partners LLLP